# Dreyfus Premier Health Care Fund

**ANNUAL REPORT** April 30, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

The Fund

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Health Care Fund covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Matthew Jenkin.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. One result of the economic rebound has been higher overall earnings and stock prices for many U.S. companies.

Although recent economic news generally has been encouraging, we continue to believe that investors should be aware of the potential risks that could lead to heightened volatility or a stock market correction. Chief among them, in our view, are a possible acceleration of inflation and the chance that terrorism could cause instability in global markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



## DISCUSSION OF FUND PERFORMANCE

Matthew Jenkin, Portfolio Manager

### How did Dreyfus Premier Health Care Fund perform relative to its benchmark?

For the 12-month period ended April 30, 2004, the fund produced total returns of 29.32% for Class A shares, 28.20% for Class B shares, 28.11% for Class C shares, 29.36% for Class R shares and 28.33% for Class T shares.[1] In comparison, the fund's benchmark, the Goldman Sachs Health Care Index (the "Index"), produced a 22.00% total return, and the broader stock market, as measured by the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a 22.87% total return for the same period.[2,3]

Health care stocks performed relatively well during the reporting period, with biotechnology, health care services and managed care companies posting especially attractive results. The fund produced higher returns than the GS Health Care Index, primarily due to its emphasis on some of the health care area's stronger-performing sectors and relatively light exposure to lagging pharmaceutical companies.

### What is the fund's investment approach?

The fund seeks long-term capital appreciation by investing at least 80% of its assets in the stocks of health care and health care-related companies. These companies may include for example, companies principally engaged in: the design, manufacture or sale of products or services used for, or in connection with, health care, medicine, personal care or cosmetics; research and development of pharmaceutical products and services; the manufacture and/or distribution of biotechnological and biomedical products including devices, instruments and drug delivery systems; and the operation of health care facilities.

In choosing stocks, we first analyze the health care sectors, focusing on trends affecting health care spending, as well as changes in government regulation, technology, products and services. Based on this analysis, the fund may overweight or underweight certain health care sectors. Using fundamental analysis, we then seek companies within these sectors that have strong industry positions in major product lines, attractive valuations and the potential to achieve predictable, above-average earnings or revenue growth.

### What other factors influenced the fund's performance?

The broad stock market as measured by the S&P 500 Index advanced during the reporting period amid stronger economic growth and improving business conditions for many types of companies. On average, the health care sector outperformed the broad stock market, primarily because of improving fundamentals for some of the sector's smaller, faster-growing companies, including those in the biotechnology, managed care and medical services sectors.

For example, in the biotechnology area, the fund scored successes with its investment in Telik, which is developing a number of promising new cancer treatments. Similarly, Ireland-based Elan Corporation's product pipeline includes a new treatment for multiple sclerosis that has done well in Phase III clinical trials. In the health care services sector, the fund's holdings of nursing home operators produced attractive returns in the wake of higher Medicare reimbursement rates. Fund holding Mariner Health Care, one of the largest providers of long-term health care services in the United States, also benefited from a corporate restructuring, which created a lower cost structure and contributed to higher profits. Among managed care companies, PacifiCare Health Systems posted relatively strong gains after implementing new cost controls and growing its roster of Medicare patients.

The fund also benefited by avoiding the weaker areas of the health care group, most notably large pharmaceutical companies. Pricing pressures, competition from imported and generic drugs and relatively unproductive research-and-development efforts have hurt the stock prices of many larger pharmaceutical companies. Exceptions included fund holdings AstraZeneca PLC, which enjoys a relatively robust new-product pipeline, and Novartis AG, whose leading products face little competition from generic drugs.

On the other hand, the fund received relatively disappointing returns from some holdings. The stock price of biotechnology leader Amgen was hurt as the market began to estimate its exposure to Medicare reimbursement risk, and pharmaceutical manufacturer Wyeth was held back by ongoing litigation concerns. Finally, the fund failed to participate in the strong performance of insurer Aetna, which benefited from an impressive turnaround.

### What is the fund's current strategy?

As of the end of the reporting period, we have continued to favor smaller, faster-growing drug producers over their larger, better-established counterparts. We have identified a number of opportunities among companies developing cancer medicines, such as Telik's Telcyta for ovarian cancer. We also have found what we believe to be attractive opportunities among contract research organizations, to which larger health care companies outsource some of their new product development activities. For example, drug development services company Covance specializes in early-stage trials, an area with relatively high profit margins and pricing power.

We recently trimmed the fund's positions in certain biotechnology and managed care companies after they posted gains during the reporting period. In addition, we have carefully begun to increase the fund's exposure to some larger pharmaceutical companies that, in our judgment, are selling at historically attractive valuations and are likely to be only modestly affected by Medicare drug benefits set to begin in 2006. We believe that these are appropriate strategies in today's improving economy and rapidly changing health care environment.

May 17, 2004

[1]  *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 30, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: GOLDMAN SACHS & CO. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Health Care Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector. The index includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. Total returns are calculated on a month-end basis.*

[3]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Health Care Fund Class A shares and the Goldman Sachs Health Care Index

† *Source: Goldman Sachs & Co.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Health Care Fund on 6/29/01 (inception date) to a $10,000 investment made in the Goldman Sachs Health Care Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector and includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/04*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (5.75%)* | 6/29/01 | 21.88% | 2.02% |
| *without sales charge* | 6/29/01 | 29.32% | 4.16% |
| **Class B shares** | | | |
| *with applicable redemption charge †* | 11/15/02 | 24.20% | 17.33% |
| *without redemption* | 11/15/02 | 28.20% | 19.86% |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | 11/15/02 | 27.11% | 19.80% |
| *without redemption* | 11/15/02 | 28.11% | 19.80% |
| **Class R shares** | 11/15/02 | 29.36% | 20.99% |
| **Class T shares** | | | |
| *with maximum sales charge (4.5%)* | 11/15/02 | 22.55% | 16.38% |
| *without sales charge* | 11/15/02 | 28.33% | 20.10% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# STATEMENT OF INVESTMENTS

April 30, 2004

| Common Stocks—97.2% | Shares | | Value ($) |
|---|---|---|---|
| **Biotechnology—19.3%** | | | |
| Abgenix | 1,300 | a | 21,151 |
| Amgen | 3,800 | a | 213,826 |
| Amylin Pharmaceuticals | 1,000 | a | 22,400 |
| Biogen Idec | 1,000 | a | 59,000 |
| Bruker BioSciences | 4,800 | a | 24,912 |
| Corgentech | 2,200 | | 40,678 |
| Elan, ADR | 1,100 | a,b | 23,760 |
| Genentech | 1,900 | a | 233,320 |
| Genzyme | 800 | a | 34,848 |
| Gilead Sciences | 600 | a | 36,498 |
| Ligand Pharmaceuticals, Cl. B | 900 | a,b | 19,269 |
| Nabi Biopharmaceuticals | 2,000 | a | 32,700 |
| Sepracor | 400 | a | 19,124 |
| Serologicals | 1,200 | a | 22,224 |
| Telik | 1,500 | a | 35,205 |
| | | | **838,915** |
| **Distribution Services—.9%** | | | |
| Fisher Scientific International | 700 | a | **40,985** |
| **Diversified Manufacturing—2.3%** | | | |
| Mettler-Toledo International | 700 | a | 31,374 |
| Thermo Electron | 700 | a | 20,440 |
| Varian | 1,200 | a | 49,248 |
| | | | **101,062** |
| **Generic Drugs—1.8%** | | | |
| IVAX | 1,900 | a | 40,470 |
| Watson Pharmaceuticals | 1,000 | a | 35,610 |
| | | | **76,080** |
| **Health Industry Services—3.5%** | | | |
| Accredo Health | 700 | a | 27,055 |
| Covance | 1,700 | a | 57,358 |
| IDX Systems | 600 | a | 19,020 |
| Omnicare | 400 | | 16,592 |
| Rotech Healthcare | 1,200 | a | 31,200 |
| | | | **151,225** |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Hospital Management–4.6%** | | | |
| Community Health Systems | 1,700 | [a] | 43,843 |
| DaVita | 1,100 | [a] | 56,210 |
| LifePoint Hospitals | 600 | [a] | 21,456 |
| Mariner Health Care | 800 | [a] | 14,448 |
| Province Healthcare | 2,600 | [a] | 41,574 |
| Psychiatric Solutions | 1,000 | [a] | 23,250 |
| | | | **200,781** |
| **Major Pharmaceuticals–29.7%** | | | |
| Abbott Laboratories | 900 | | 39,618 |
| AstraZeneca, ADR | 3,100 | | 148,335 |
| Eli Lilly & Co. | 2,300 | | 169,763 |
| Johnson & Johnson | 3,300 | | 178,299 |
| Merck & Co. | 2,000 | | 94,000 |
| Novartis, ADR | 4,300 | | 192,640 |
| Nuvelo | 1,700 | [a] | 18,377 |
| Pfizer | 9,400 | | 336,144 |
| Sanofi-Synthelabo, ADR | 900 | [b] | 27,990 |
| Wyeth | 2,250 | | 85,658 |
| | | | **1,290,824** |
| **Managed Health Care–9.0%** | | | |
| Anthem | 450 | [a,b] | 39,861 |
| PacifiCare Health Systems | 1,600 | [a] | 57,216 |
| Pharmaceutical HOLDRs Trust | 2,300 | | 183,080 |
| UnitedHealth Group | 1,300 | | 79,924 |
| WellPoint Health Networks | 300 | [a] | 33,507 |
| | | | **393,588** |
| **Medical Electronics–3.2%** | | | |
| Medtronic | 1,300 | | 65,598 |
| PerkinElmer | 1,700 | | 32,725 |
| TriPath Imaging | 5,000 | [a] | 42,500 |
| | | | **140,823** |
| **Medical Specialties–10.0%** | | | |
| Atrix Laboratories | 1,500 | [a] | 45,240 |
| Bard (C.R.) | 400 | | 42,508 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Medical Specialties (continued)** | | | |
| Becton, Dickinson & Co. | 400 | | 20,220 |
| Boston Scientific | 2,800 | a | 115,332 |
| Cypress Bioscience | 2,000 | a | 29,060 |
| Dade Behring Holdings | 400 | a | 18,400 |
| Encore Medical | 3,200 | a | 25,120 |
| Guidant | 900 | | 56,709 |
| Penwest Pharmaceuticals | 1,700 | a | 27,030 |
| St. Jude Medical | 700 | a | 53,382 |
| | | | **433,001** |
| **Medical/Dental Distributors–.5%** | | | |
| PSS World Medical | 1,800 | a | **20,142** |
| **Medical/Nursing Services–1.3%** | | | |
| Genesis Healthcare Ventures | 900 | a | 21,051 |
| NeighborCare | 1,600 | a | 37,024 |
| | | | **58,075** |
| **Multi-Line Insurance–1.0%** | | | |
| CIGNA | 700 | | **45,157** |
| **Other Pharmaceuticals–8.3%** | | | |
| Allergan | 600 | b | 52,830 |
| Barr Pharmaceuticals | 900 | a | 37,278 |
| First Horizon Pharmaceutical | 2,100 | a | 32,571 |
| Forest Laboratories | 1,600 | a | 103,168 |
| King Pharmaceuticals | 2,000 | a | 34,500 |
| Medicis Pharmaceutical, Cl. A | 500 | | 21,460 |
| Teva Pharmaceutical, ADR | 1,300 | | 80,028 |
| | | | **361,835** |
| **Personal Services–.7%** | | | |
| Gentiva Health Services | 2,100 | a | **30,681** |
| **Real Estate Investment Trusts–1.1%** | | | |
| OMEGA Healthcare Investors | 2,900 | | 26,825 |
| Ventas | 1,000 | | 22,090 |
| | | | **48,915** |
| **Total Common Stocks** | | | |
| (cost $3,829,439) | | | **4,232,089** |

| Short-Term Investments−2.7% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills;** | | |
| .83%, 5/20/2004 (cost $117,948) | 118,000 | **117,955** |

| Investment of Cash Collateral for Securities Loaned−3.8% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Money Market Fund (cost $165,450) | 165,450 c | **165,450** |
| **Total Investments** (cost $4,112,837) | **103.7%** | **4,515,494** |
| **Liabilities, Less Cash and Receivables** | **(3.7%)** | **(161,333)** |
| **Net Assets** | **100.0%** | **4,354,161** |

[a] Non-income producing
[b] All or a portion of these securities are on loan. At April 30, 2004, the total market value of the fund's securities on loan is $154,380 and the total market value of the collateral held by the fund is $165,450.
[c] Investment in affiliated money market mutual fund.
See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $154,380)–Note 1(b) | | |
|    Unaffiliated issuers | 3,947,387 | 4,350,044 |
|    Affiliated issuers | 165,450 | 165,450 |
| Receivable for investment securities sold | | 170,473 |
| Dividends and interest receivable | | 1,510 |
| Receivable for shares of Beneficial Interest subscribed | | 943 |
| Prepaid expenses | | 6,721 |
| | | **4,695,141** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a) | | 2,127 |
| Cash overdraft due to custodian | | 8,288 |
| Liability for securities on loan–Note 1(b) | | 165,450 |
| Payable for investment securities purchased | | 92,472 |
| Accrued expenses and other liabilities | | 72,643 |
| | | **340,980** |
| **Net Assets ($)** | | **4,354,161** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 3,979,922 |
| Accumulated undistributed investment income–net | | 522 |
| Accumulated net realized gain (loss) on investments | | (28,940) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 402,657 |
| **Net Assets ($)** | | **4,354,161** |

**Net Asset Value Per Share**

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 2,419,538 | 582,572 | 261,861 | 1,063,124 | 27,066 |
| Shares Outstanding | 173,075 | 42,160 | 18,967 | 75,905 | 1,952.246 |
| **Net Asset Value Per Share ($)** | **13.98** | **13.82** | **13.81** | **14.01** | **13.86** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2004

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $533 foreign taxes withheld at source) | 26,481 |
| Interest | 600 |
| Income from securities lending | 196 |
| **Total Income** | **27,277** |
| **Expenses:** | |
| Management fee–Note 3(a) | 24,903 |
| Registration fees | 83,556 |
| Legal fees | 39,860 |
| Auditing fees | 27,503 |
| Prospectus and shareholders' reports | 17,836 |
| Shareholder servicing costs–Note 3(c) | 8,353 |
| Custodian fees–Note 3(c) | 7,079 |
| Distribution fees–Note 3(b) | 2,576 |
| Trustees' fees and expenses–Note 3(d) | 429 |
| Miscellaneous | 6,417 |
| **Total Expenses** | **218,512** |
| Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a) | (171,211) |
| **Net Expenses** | **47,301** |
| **Investment (Loss)–Net** | **(20,024)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 402,465 |
| Net unrealized appreciation (depreciation) on investments | 223,428 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **625,893** |
| **Net Increase in Net Assets Resulting from Operations** | **605,869** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|  | 2004 | 2003[a] |
| --- | --- | --- |
| **Operations ($):** | | |
| Investment (loss)−net | (20,024) | (9,884) |
| Net realized gain (loss) on investments | 402,465 | (354,845) |
| Net unrealized appreciation (depreciation) on investments | 223,428 | 167,564 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **605,869** | **(197,165)** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | – | (6,151) |
| Class B shares | – | (4) |
| Class C shares | – | (4) |
| Class R shares | – | (4) |
| Class T shares | – | (4) |
| **Total Dividends** | **–** | **(6,167)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 843,352 | 286,592 |
| Class B shares | 553,673 | 8,236 |
| Class C shares | 254,328 | 4,856 |
| Class R shares | 1,008,345 | 1,000 |
| Class T shares | 22,942 | 1,191 |
| Dividends reinvested: | | |
| Class A shares | – | 6,053 |
| Class B shares | – | 4 |
| Class C shares | – | 4 |
| Class R shares | – | 4 |
| Class T shares | – | 4 |
| Cost of shares redeemed: | | |
| Class A shares | (541,951) | (177,096) |
| Class B shares | (9,256) | – |
| Class C shares | (15,202) | – |
| Class R shares | (10) | – |
| Class T shares | (1) | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **2,116,220** | **130,848** |
| **Total Increase (Decrease) in Net Assets** | **2,722,089** | **(72,484)** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,632,072 | 1,704,556 |
| **End of Period** | **4,354,161** | **1,632,072** |
| Undistributed investment income−net | 522 | – |

|  | Year Ended April 30, | |
|  | 2004 | 2003[a] |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** | | |
| Shares sold | 64,285 | 26,136 |
| Shares issued for dividends reinvested | – | 580 |
| Shares redeemed | (40,866) | (17,361) |
| **Net Increase (Decrease) in Shares Outstanding** | **23,419** | **9,355** |
| **Class B** | | |
| Shares sold | 41,983 | 797 |
| Shares redeemed | (620) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **41,363** | **797** |
| **Class C** | | |
| Shares sold | 19,726 | 472 |
| Shares redeemed | (1,231) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **18,495** | **472** |
| **Class R** | | |
| Shares sold | 75,812 | 94 |
| Shares redeemed | (1) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **75,811** | **94** |
| **Class T** | | |
| **Shares sold** | **1,840** | **112** |

[a] *The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares and the fund added Class B, Class C, Class R and Class T shares.*
*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | |
|---|---|---|---|
| **Class A Shares** | 2004 | 2003[a] | 2002[b] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 10.80 | 12.15 | 12.50 |
| Investment Operations: | | | |
| Investment (loss)–net[c] | (.09) | (.07) | (.08) |
| Net realized and unrealized gain (loss) on investments | 3.27 | (1.24) | (.27) |
| Total from Investment Operations | 3.18 | (1.31) | (.35) |
| Distributions: | | | |
| Dividends from net realized gain on investments | – | (.04) | – |
| Net asset value, end of period | 13.98 | 10.80 | 12.15 |
| **Total Return (%)** | 29.32[d] | (10.68)[d] | (2.80)[e] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of expenses to average net assets | 1.65 | 1.65 | 1.38[e] |
| Ratio of net investment (loss) to average net assets | (.67) | (.63) | (.61)[e] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | 7.08 | 2.82 | 4.54[e] |
| Portfolio Turnover Rate | 174.50 | 260.62 | 201.04[e] |
| Net Assets, end of period ($ x 1,000) | 2,420 | 1,616 | 1,705 |

[a]   The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.

[b]   From June 29, 2001 (commencement of operations) to April 30, 2002.

[c]   Based on average shares outstanding at each month end.

[d]   Exclusive of sales charge.

[e]   Not annualized.

See notes to financial statements.

|  | Year Ended April 30, | |
|---|---|---|
| **Class B Shares** | 2004 | 2003[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 10.77 | 10.65 |
| Investment Operations: | | |
| Investment (loss)–net[b] | (.20) | (.06) |
| Net realized and unrealized gain<br>  (loss) on investments | 3.25 | .22 |
| Total from Investment Operations | 3.05 | .16 |
| Distributions: | | |
| Dividends from net realized<br>  gain on investments | – | (.04) |
| Net asset value, end of period | 13.82 | 10.77 |
| **Total Return (%)[c]** | 28.20 | 1.62[d] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of expenses to average net assets | 2.40 | 1.10[d] |
| Ratio of net investment<br>  (loss) to average net assets | (1.47) | (.73)[d] |
| Decrease reflected in above expense<br>  ratios due to undertakings by<br>  The Dreyfus Corporation | 4.87 | 1.14[d] |
| Portfolio Turnover Rate | 174.50 | 260.62 |
| Net Assets, end of period ($ x 1,000) | 583 | 9 |

[a]  *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended April 30, | |
|---|---|---|
| **Class C Shares** | 2004 | 2003[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 10.77 | 10.65 |
| Investment Operations: | | |
| Investment (loss)–net[b] | (.19) | (.07) |
| Net realized and unrealized gain (loss) on investments | 3.23 | .23 |
| Total from Investment Operations | 3.04 | .16 |
| Distributions: | | |
| Dividends from net realized gain on investments | – | (.04) |
| Net asset value, end of period | 13.81 | 10.77 |
| **Total Return (%)[c]** | 28.11 | 1.62[d] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of expenses to average net assets | 2.40 | 1.10[d] |
| Ratio of net investment (loss) to average net assets | (1.45) | (.68)[d] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | 4.48 | 1.20[d] |
| Portfolio Turnover Rate | 174.50 | 260.62 |
| Net Assets, end of period ($ x 1,000) | 262 | 5 |

[a] From November 15, 2002 (commencement of initial offering) to April 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

| | Year Ended April 30, | |
|---|---|---|
| **Class R Shares** | 2004 | 2003[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 10.82 | 10.65 |
| Investment Operations: | | |
| Investment (loss)–net[b] | (.04) | (.02) |
| Net realized and unrealized gain (loss) on investments | 3.23 | .23 |
| Total from Investment Operations | 3.19 | .21 |
| Distributions: | | |
| Dividends from net realized gain on investments | – | (.04) |
| Net asset value, end of period | 14.01 | 10.82 |
| **Total Return (%)** | 29.36 | 2.09[c] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of expenses to average net assets | 1.40 | .64[c] |
| Ratio of net investment (loss) to average net assets | (.34) | (.20)[c] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | 2.72 | 1.19[c] |
| Portfolio Turnover Rate | 174.50 | 260.62 |
| Net Assets, end of period ($ x 1,000) | 1,063 | 1 |

[a]  *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended April 30, | |
|---|---|---|
| **Class T Shares** | 2004 | 2003[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 10.80 | 10.65 |
| Investment Operations: | | |
| Investment (loss)–net[b] | (.12) | (.05) |
| Net realized and unrealized gain (loss) on investments | 3.18 | .24 |
| Total from Investment Operations | 3.06 | .19 |
| Distributions: | | |
| Dividends from net realized gain on investments | – | (.04) |
| Net asset value, end of period | 13.86 | 10.80 |
| **Total Return (%)[c]** | 28.33 | 1.81[d] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of expenses to average net assets | 1.90 | .87[d] |
| Ratio of net investment (loss) to average net assets | (.86) | (.43)[d] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | 3.70 | 1.18[d] |
| Portfolio Turnover Rate | 174.50 | 260.62 |
| Net Assets, end of period ($ x 1,000) | 27 | 1 |

[a]  *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Health Care Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 69,421 Class A shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $85,081, undistributed capital gains $787 and unrealized appreciation $288,371.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004 and April 30, 2003, were as follows: ordinary income $0 and $6,167, respectively.

During the period ended April 30, 2004, as a result of permanent book to tax differences, primarily due to real estate investment trusts, net operating loss and excise tax paid, the fund increased accumulated undistributed investment income-net by $20,546, decreased accumulated net realized gain (loss) on investments by $20,492 and decreased paid-in capital by $54. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the line of credit.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .90 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until April 30, 2005, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $171,211 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $3,184, Rule 12b-1 distribution plan fees $503, shareholder services plan fees $662, custodian fees $7,250 and transfer agency per account fees $1,225, which are offset against an expense reimbursement currently in effect in the amount of $10,697.

During the period ended April 30, 2004, the Distributor retained $6,145 and $22 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $179 from contingent deferred sales charges on redemptions of the fund's Class B shares.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2004, Class B, Class C and Class T shares were charged $1,690, $851 and $35, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B, Class C and Class T shares were charged $5,105, $563, $284 and $35, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $2,010 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2004, the fund was charged $7,079 pursuant to the custody agreement.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2004, amounted to $6,777,661 and $4,795,669, respectively.

At April 30, 2004, the cost of investments for federal income tax purposes was $4,227,123; accordingly, accumulated net unrealized appreciation on investments was $288,371, consisting of $481,238 gross unrealized appreciation and $192,867 gross unrealized depreciation.

### NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Health Care Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Health Care Fund, (one of the funds comprising Dreyfus Premier Opportunity Funds) as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of April 30, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Health Care Fund at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 8, 2004

28

**Joseph S. DiMartino (60)**
**Chairman of the Board (2000)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
- The International Executive Services Corps, Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson Emeritus
- Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (68)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

———————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

———————

**Arthur A. Hartman (78)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

———————

**George L. Perry (70)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

———————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since April 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since April 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since April 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since January 2003.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since April 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since April 2000.**

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier Health Care Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call 1-800-645-6561

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**By E-mail** Send your request to info@dreyfus.com

**On the Internet** Information can be viewed online or downloaded from:

http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

 0091AR0404